SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-21284


                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [x] Form 10-Q
                                 [_] Form N-SAR

                      For Period Ended: September 30, 2006

      [_] Transition Report on Form 10-K

      [_] Transition Report on Form 20-F

      [_] Transition Report on Form 11-K

      [_] Transition Report on Form 10-Q

      [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


StatSure Diagnostic Systems, Inc.
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Full Name of Registrant


Saliva Diagnostic Systems, Inc.
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Former Name if Applicable


1 Clarks Hill Road
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Address of Principal Executive Office (Street and Number)


Framingham, MA 01702
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City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-QSB could not be filed timely as the review of the accounting related to the issuance of preferred stock was not completed. The Company expects to file within the extension period.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Leo Ehrlich                       347                   394-3641
      --------------------------------------------------------------------------
         (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        STATSURE DIAGNOSTIC SYSTEMS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 14, 2006                      /s/Leo Ehrlich
                                            -----------------------
                                            Leo Ehrlich
                                            Chief Financial Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


Explanation Of The Anticipated Change

On October 13, 2006, StatSure Diagnostic Systems, Inc. (the "Company"), filed a Form 8-K dated October 13, 2006. The following restates the original Form 8-K in its entirety.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report.

      On October 12, 2006, the Audit Committee of the Company's Board of Directors concluded, based upon the recommendation of the Company's management and independent auditors, that the Company will restate its previously-issued financial statements for the quarters ended March 31, June 30, and September 30, 2005, and for the year ended December 31, 2005 included in the Company's Annual Report on Form 10-KSB, and for the quarters ended March 31 and June 30, 2006. The Company's previously-issued financial statements for these periods should, therefore, no longer be relied upon.

      In the course of a routine SEC review of the prior Company periodic filings, the SEC issued a comment letter, dated October 4, 2006, alerting the Company to a possible incorrect application of certain accounting principles.

      The need to restate the Company's financial statements arises from incorrect application of generally accepted accounting principles related to the beneficial conversion feature on the issuance of the convertible debt by the Company, and revised calculations of the Employee Stock Options pursuant to FIN 28: Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans, an Interpretation of APB Opinions Number 15 and 25 (FASB Interpretations). The restatement is not expected to have any impact on the Company's statements of cash flows. The Company expects to file an amended Form 10-KSB and Forms 10-QSB for the relevant periods with the SEC as soon as feasible.

      On October 13, 2006, the Company issued a press release regarding the restatement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K/A and is incorporated herein by reference.

The Company expects to file the September 2006 10QSB within the extension period, and all other revised filings shortly thereafter. As of the date hereof, the Company is unable to quantify the effect of such changes on its financial statements.